Exhibit 99.14

NEWS RELEASE

ALLIED GOLD ANNOUNCES $53 MILLION STREAMING AGREEMENT WITH TRIPLE FLAG

TORONTO, ON – August 7, 2024 ─ Allied Gold Corporation (TSX: AAUC) (“Allied” or the “Company”) is pleased to announce that it has entered into a streaming transaction (the “Stream Transaction”) with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied will receive a US$53 million upfront cash payment (the “Advance Amount”) and an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds.

The Stream Transaction crystallizes significant value in Allied’s Côte d’Ivoire Complex (CDI Complex), and enables the advancement of initiatives designed to incrementally increase asset value beyond the life of mine plans, unlocking upside potential without diminishing shareholder equity value.

“We are delighted to partner with Triple Flag on this streaming agreement. This transaction not only underscores the inherent value of our Côte d’Ivoire assets, as it implies a valuation multiple significantly higher than that at which the Company went public and the price at which the Company’s shares currently trade in the market, but it also provides us with the financial flexibility to advance our exploration, growth, and optimization initiatives at a competitive cost of capital, which is significantly better than other alternatives evaluated, including equity financing,” commented Peter Marrone, Chairman and CEO. “Our goal is to unlock significant value for our shareholders while ensuring sustainable and responsible growth across our impressive asset portfolio. In the case of the CDI Complex in particular, this transaction allows us to accelerate the realization of its significant upside value.”

Key Terms

•	Triple Flag will have the right to purchase 3% of payable gold from each of the Company’s Agbaou mine (the “Agbaou Stream”) and Bonikro mine (the “Bonikro Stream” and, collectively, the “Streams”).

o	Under the Agbaou Stream, the gold stream rate will step down to 2% of payable gold after the delivery of 29,000 ounces of gold (“ozs”).

o	Under the Bonikro Stream, the gold stream rate will step down to 2% of payable gold after the delivery of 39,300 ozs.

•	Triple Flag will make ongoing payments of 10% of the spot gold price for each oz delivered under the Streams.

•	The Streams are subject to a period of certain minimum deliveries. From 2024 to 2027, an annual minimum of approximately 2.50 to 2.75 thousand gold equivalent ounces (“GEOs”) will be delivered under the Agbaou Stream and an annual minimum of 3.50 to 4.25 thousand GEOs will be delivered under the Bonikro Stream.

•	The Streams will cover the existing mining and exploration licenses for the Agbaou and Bonikro mines.

•	Triple Flag has committed to work with Allied to identify social programs in the communities surrounding Bonikro and Agbaou to support with separate additional investment.

Transaction Rationale

•	Crystallizes Significant Value in the CDI Complex: The transaction recognizes the inherent value of the Company’s CDI Complex and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. The CDI Complex comprises the Agbaou and Bonikro mines, which are located in Côte d’Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years for the complex, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value.

•	Attractive Cost of Capital: The Company evaluated different financing options as part of this process, concluding this transaction provides much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favorable when assuming Mineral Resource conversion and exploration upside.

•	Enhanced Financial Flexibility: The Advance Amount ensures self-funding for Allied’s extensive exploration program for the CDI Complex, with a total of US$16.5 million allocated for 2024 to advance highly prospective sites such as Oume, Akissi-So, Agbalé, and other targets. It also allows for the acceleration of improvement projects to increase the reliability of operations, optimize plant capacity, and brings forward value and extensions of mine life. Allied expects this flexibility to facilitate capturing further upside beyond the current life of mine plans. These enhancements are designed to increase asset value and unlock upside potential without diminishing shareholder equity.

Closing of the transaction and funding of the Advance Amount is subject to certain conditions precedent, including certain third-party consents and agreements, and completion of related security documents which are expected to be completed in short order.

Financing Strategy

The Company’s ability to unlock the significant value in its large and expanding mineral inventory is supported by the financial flexibility needed to internally fund these optimizations and growth initiatives. Based on recent gold prices, the Company expects to be fully financed based on cash flows; however, as a precaution, so that the Company is not dependent on the price of gold, Allied is actively executing a select number of non-dilutive alternatives. This strategic direction is prompted by the current capital markets not fully capturing the inherent value of the Company’s assets, leading Allied to seek alternative sources of capital that offer low-cost options with the added benefit of more accurately reflecting true value to market participants.

Given the competitive cost of capital realized via the Côte d’Ivoire stream and strong market feedback, Allied is arranging a minimum $250 million Kurmuk funding package comprising a gold stream and a gold prepay facility on the Kurmuk development project. This comprehensive funding solution is expected to close by the end of September 2024. The prospective stream validates the opportunities at Kurmuk, including its strong geological upside potential, and has attracted significant interest at an attractive cost of capital.

The gold prepay facility would bring forward cash flows and include a built-in gold price hedge amidst favorable market prices. This prepay would begin gold deliveries after Kurmuk’s anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction.

Lastly, a further benefit of this financing plan is that it will provide the Company further financial flexibility to apply cash flows from existing operations, which are expected to increase because of ongoing operational improvements, toward possible acceleration of expansion plans at Sadiola and maximizing value creation and returns to shareholders.

About Allied Gold Corporation

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment which operates a portfolio of three producing assets and development projects located in Côte d’Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven success in creating value, Allied Gold is progressing through exploration, construction and operational enhancements to become a mid-tier next generation gold producer in Africa and ultimately a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada

Email: ir@alliedgold.com

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Vice President, Technical Performance and Compliance). Mr. Bernier is an employee of Allied and a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward-looking information included in this press release includes, without limitation, statements with respect to information concerning the Stream Transaction, conditions precedent and the closing thereof, expectations to be fully financed, expected production, exploration, development and expansion plans discussed herein being met. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; the Company’s ability to execute on its expansion and optimization plans; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; the Company’s success in executing non-dilutive financing alternatives; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.